SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No.          )1
Paragon Real Estate Equity and Investment Trust

(Name of Issuer)
Common Shares

(Title of Class of Securities)
69912Y 30 5

(CUSIP Number)
Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-736-7215

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 28, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69912Y 30 5	Page	2	of	6

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Daniel G. DeVos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		628,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		628,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

628,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

60.9%%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 531213-10-6
Item 1. Security and Issuer.
     This original Schedule 13D Statement relates to common shares, par value $0.01 per share (the “Common Shares”), of Paragon Real Estate Equity and Investment Trust, a Maryland trust (“Paragon”), which has its principal executive offices at 1240 Huron Road, Cleveland, Ohio 44115.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by Daniel G. DeVos. Mr. DeVos is a trustee of Paragon.
     (b) The business address of Mr. DeVos is 200 Ottawa NW, Suite 403, Grand Rapids, Michigan 49503.
     (c) Mr. DeVos’s principal occupation is Chairman of the Board and Chief Executive Officer of DP Fox Ventures, LLC, a diversified management enterprise with investments in real estate, transportation, and sports teams. The business address of DP Fox Ventures, LLC is 200 Ottawa NW, Suite 403, Grand Rapids, Michigan 49503.
     (d) Negative with respect to Mr. DeVos.
     (e) Negative with respect to Mr. DeVos.
     (f) Mr. DeVos is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The consideration for the issuance of 12,500 restricted Class C Convertible Preferred Shares (the “Class C Preferred Shares”) to Mr. DeVos pursuant to the Restricted Share Agreement, as further described in Item 5(c) of this Schedule 13D, is in lieu of receiving fees in cash for service as a trustee for the two years ending September 29, 2008.
     In addition, Mr. DeVos agreed to purchase 50,000 Class C Preferred Shares for an aggregate purchase price of $200,000 with his personal funds pursuant to a Subscription Agreement with Paragon, also as further described in Item 5(c).
Item 4. Purpose of Transaction.
     Mr. DeVos was awarded 12,500 restricted Class C Preferred Shares by Paragon in lieu of receiving fees in cash for service as a trustee for the two years ending September 29, 2008. Mr. DeVos also agreed to purchase 50,000 Class C Preferred Shares for investment.
     Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, Mr. DeVos does not currently have plans or proposals that relate to or would result in any of the following:
     (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Paragon;

CUSIP No. 531213-10-6
     (ii) the sale or transfer of a material amount of assets of Paragon;
     (iii) a change in the present board of trustees or management of Paragon;
     (iv) a material change in the present capitalization or dividend policy of Paragon;
     (v) a material change in the business or corporate structure of Paragon;
     (vi) a change to the articles of incorporation, as amended, or bylaws of Paragon, or an impediment to the acquisition of control of Paragon, by any person;
     (vii) the delisting from the Nasdaq Stock Market’s OTC Bulletin Board of the Paragon’s common shares;
     (viii) a class of equity securities of Paragon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (ix) any action similar to any of those enumerated in (i) through (viii) above.
     Mr. DeVos reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, Mr. DeVos may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (ix) above or in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) Based solely on information provided by Paragon, there are currently 404,425 Common Shares of the company outstanding, excluding 38,130 Common Shares held in treasury.
     Mr. DeVos beneficially owns 628,000 Common Shares, including: (i) 2,000 restricted Common Shares; (ii) 1,000 options to purchase Common Shares which are currently exercisable; and (iii) 625,000 Common Shares issuable upon the conversion of 62,500 Class C Preferred Shares, of which 12,500 Class C Preferred Shares are restricted (each Class C Preferred Share is convertible into Common Shares at any time by dividing the sum of $10.00 and any accrued but unpaid dividends on the Class C Preferred Shares by the conversion price of $1.00), or approximately 60.9% of the outstanding Common Shares.
     (b) Mr. DeVos has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Common Shares and Class C Preferred Shares owned by him.
     (c) On September 29, 2006, Mr. DeVos was awarded 12,500 restricted Class C Preferred Shares, which are currently convertible into 125,000 Common Shares, pursuant to a Restricted Share Agreement with the Company in lieu of receiving cash fees for service as a trustee for the two years ending September 29, 2008. Each Class C Preferred Share is convertible into Common Shares at any time by dividing the sum of $10.00 and any accrued but unpaid dividends on the Class C Preferred Shares by the conversion price of $1.00. The restrictions on the Class C

CUSIP No. 531213-10-6
Preferred Shares will be removed upon the latest to occur of a public offering to liquidate the Class C Preferred Shares, an exchange of the Company’s Common Shares for another company’s shares, or September 29, 2008.
     Also on September 29, 2006, Mr. DeVos agreed to purchase 50,000 Class C Preferred Shares, at a price of $4.00 per share, which are currently convertible into 500,000 Common Shares, pursuant to a Subscription Agreement with Paragon. Each Class C Preferred Share is convertible into Common Shares at any time by dividing the sum of $10.00 and any accrued but unpaid dividends on the Class C Preferred Shares by the conversion price of $1.00.
     Mr. DeVos has not effected any other transactions in Paragon’s shares in the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7. Material to be Filed as Exhibits.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 8, 2006

/s/ Daniel G. DeVos
Daniel G. DeVos